

15046259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 26 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68090

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Avenue of the Americas, 19th Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lubetsky (212) 775-6624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the bureau for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Two Sigma Securities, LLC

Oath or Affirmation

I, Jason Lubetsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Two Sigma Securities, LLC, as of December 31, 2014, is true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



BAILEY E SOMERS
Notary Public - State of New York
NO. 02SO6274414
Qualified in Kings County
My Commission Expires

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital.
[ ] Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
[x] An Oath or Affirmation.
[ ] A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ] A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit (not applicable).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2014

Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2015

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 2,001,081
Investment in securities, at fair value	199,822,025
Due from clearing broker	60,919,267
Exchange memberships, at cost (fair value $8,797,837)	6,747,665
Due from affiliates	5,336,151
Due from exchanges	1,617,869
Due from brokers	647,362
Dividends receivable	90,080
Other assets	1,184,628
Total assets	$ 278,366,128
Liabilities	
Securities sold, not yet purchased, at fair value	$ 191,332,998
Due to exchanges	3,248,226
Due to brokers	2,149,601
Due to affiliate	198,878
Accounts payable and accrued expenses	204,154
Total liabilities	197,133,857
Member's equity	81,232,271
Total liabilities and member's equity	$ 278,366,128

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2014

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LLC ("TSCM"), is a limited liability company and was formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), which acts as the Company's designated examining authority. The Company is also registered with the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., EDGA Exchange, Inc., EDGX Exchange, Inc., NASDAQ OMX BX, Inc., NASDAQ OMX PHLX, Inc., NYSE Arca, Inc., NYSE, Inc. and NYSE MKT, LLC. The Company is registered with the NASDAQ Stock Market as a market-maker in multiple equity securities. The Company is also a member of the Chicago Mercantile Exchange, Inc. ("CME") and the Board of Trade of the City of Chicago, Inc. ("CBOT").

The Company's operations primarily consist of market-making and proprietary trading in U.S. listed securities.

The Company also facilitates the receipt and execution of orders in an agency capacity, on behalf of its affiliated investment advisor, Two Sigma Investments, LLC ("TSI"), primarily in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash deposits are held in non-interest bearing accounts. At times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

2. Summary of Significant Accounting Policies (continued)

Exchange Memberships

The Company's exchange memberships, which represent ownership interest in the CME and CBOT and provide the Company with the right to conduct business on the exchange at lower member rates, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. There is no permanent impairment of value on the exchange membership as of December 31, 2014. The cost of the exchange memberships is $6,747,665 and is included in the statement of financial condition. At December 31, 2014, the fair value of the exchange memberships is $8,797,837.

Due from/to Exchanges and Due from/to Brokers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to brokers consists of execution costs and order flow fees charged by other broker-dealers. Due from brokers consists of receivables for pass through costs related to trades that are executed by the Company on behalf of other broker-dealers. All due from/to exchanges and due from/to brokers are recorded on a trade date basis.

Due from Clearing Broker

Due from clearing broker is primarily comprised of cash deposits, cash relating to net proceeds receivable from securities sold and purchased and commissions receivable, net of trading costs. Pursuant to an agreement with the clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due from clearing broker in the statement of financial condition. The clearing broker allows the Company to use cash received on securities sold, not yet purchased to effectuate additional security transactions. Due from clearing broker is recorded on a trade date basis.

Investment in Securities and Securities Sold, Not Yet Purchased

Securities that are traded on a national securities exchange are valued on the basis of the closing or last sale price on the primary exchange on which such securities are traded. Security transactions are primarily traded via U.S. exchanges and recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSCM, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%. At December 31, 2014, the Company has an accumulated UBT tax benefit of $3,197,542 from TSCM which is included in due from affiliates in the statement of financial condition.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and concludes that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Fair Value Measurement

The Company measures and reports its investments at fair value. At December 31, 2014, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

Level I – Quoted prices are available in active markets as of the reporting date. The type of investments which would generally be included in Level I include listed equities, certain bonds and other exchange-traded investments. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position (none in 2014) and a sale could reasonably impact the quoted price.

3. Fair Value Measurement (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from brokers and other external pricing vendors. The key inputs into valuation may include but are not limited to yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category include certain bonds, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer. At December 31, 2014, transfers between Level I and Level II were primarily related to restrictions by the exchange. At December 31, 2014, there was one transfer into Level III, for which there was no readily available price on an exchange that represented the fair value.

The following table summarizes the Company's investments by level held on a gross basis, at December 31, 2014:

	Level I	Level II	Level III	Fair Value at December 31, 2014
Assets				
Equity securities	$197,906,811	$ 37,427	$ 1,100	$197,945,338
Exchange-traded notes	1,876,687	–	–	1,876,687
Total assets	$199,783,498	$ 37,427	$ 1,100	$199,822,025
Liabilities				
Equity securities	$189,682,272	$ 34,311	$ –	$189,716,583
Exchange-traded notes	1,616,415	–	–	1,616,415
Total liabilities	$191,298,687	$ 34,311	$ –	$191,332,998

Equity securities include common stock, preferred stock and exchange-traded funds, primarily traded in the United States.

4. Transactions with Related Parties

The Company has entered into a sublease agreement, expiring April 29, 2029, with TSI for office space. The sublease agreement provides for rental payments to be made directly to TSI. In relation to the sublease, TSS maintains a deposit with TSI in the amount of $1,091,930 which is included in other assets in the statement of financial condition.

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company will record an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and data services, general expenses and workstation equipment. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. As of December 31, 2014, $198,878 remains payable to TSI and is included in due to affiliate in the statement of financial condition.

The Company enters into securities transactions on behalf of affiliates in the normal course of business, which generates 100% of the Company's commission income. Through the execution of the affiliate-driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to other broker dealers. The Company passes such rebates and fees through to the Company's affiliates. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2014, $2,138,609 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

5. Subordinated Loans

The Company has a revolving note and cash subordination agreement ("Subordination Agreement") with a financial institution which has been approved by FINRA. The Subordination Agreement qualifies as a satisfactory subordination agreement and is permissible to be included in computing net capital under SEA Rule 15c3-1 Appendix D. The Subordination Agreement, which represents commitments by the clearing broker, enables the Company to borrow up to $15 million through December 9, 2015, the credit period. Any borrowings made by the Company during the credit period are obligated to be repaid by December 9, 2016, the maturity date, except where such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid

Borrowings made under the Subordination Agreement shall bear interest at 2% over the Prime Rate. At December 31, 2014, there were no borrowings with respect to the Subordination Agreement.

6. Financial Instruments with Off-Balance Sheet Risk or Concentration of Credit Risk

Securities sold, not yet purchased, which are primarily comprised of exchange-traded equity securities and exchange-traded notes, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its affiliated customers. Also, the Company engages in securities transactions acting as a principal, riskless principal or agent on behalf of external counterparties, primarily other registered U.S. broker-dealers. Securities transactions of the Company are cleared by a major securities firm. At December 31, 2014, all of the Company's investments in securities and securities sold, not yet purchased are positions with this clearing broker. Most of the Company's credit risk is concentrated with its clearing broker, broker-dealer counterparties and affiliate entities. The Company monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

7. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls which minimize the operational risks that include systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to market liquidity risk for their investments in exchange-traded equity securities and exchange-traded notes. There can be no assurance that a market for any security or financial instrument will remain sufficiently liquid to realize the current value of the security or financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively monitors and maintains excess capital for various contingency events in relation to operational and market risk. Additionally, proceeds of the Subordinated Agreement are available to meet liquidity needs of the Company.

8. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification. All customer and proprietary securities transactions at December 31, 2014 settled without adverse financial effect on the Company.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $39,571,519 which exceeded the required net capital of $1,000,000 by $38,571,519. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.15 to 1.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. At December 31, 2014, the Company did not hold custody of any client assets.

10. Commitments

The Company subleases office space from an affiliate under a non-cancellable lease agreement. At December 31, 2014, the annual minimum payments under this agreement are as follows:

	Total Commitments
Year ended December 31:	
2015	$ 1,091,930
2016	1,091,930
2017	1,091,930
2018	1,091,930
2019 and thereafter	12,453,202
Total future commitments	$16,820,922

11. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition. Except as otherwise noted, there are no subsequent events that require disclosure.